Exhibit 15.5

SCOTTISH POWER PLC

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

(AND CERTAIN RELATED PROVISIONS OF UK LAW)

Introduction

The following description summarises certain key provisions of the Memorandum and Articles of Association of Scottish Power plc (the “Company”), a public limited company registered in Scotland under number 193794, and applicable UK law. This summary is qualified in its entirety by reference to the UK Companies Act 1985 (the “Companies Act”), as amended, and the Company’s Memorandum and Articles of Association (which has been filed with the US Securities and Exchange Commission).

The Memorandum and Articles of Association represent the constitution of the Company and, taken together, they form a statutory contract which binds the Company and its members (in terms of section 14 of the Companies Act 1985). The Memorandum of Association (the “Memorandum”) is the public-facing document which includes prescribed information of interest to external parties, while the Articles of Association (the “Articles”) govern the internal affairs of the Company.

The current version of the Memorandum and Articles of Association was adopted at the Annual General Meeting held on 23 July 2004 (the main changes at that time being the deletion of Articles 7 and 51 following the redemption of the special share previously held by the Secretary of State for Scotland).

Memorandum of Association

The Memorandum contains the following statutory clauses:

•	Name clause (Clause 1) – Scottish Power plc

•	Public Company clause (Clause 2) – statement that the Company is a public limited company

•	Domicile clause (Clause 3) – statement that the Company’s registered office is to be situated in Scotland

•	Objects clause (Clause 4) – statement of the objectives and the powers of the Company. This is by far the longest clause (running to some 41 sub-clauses) and seeks to ensure that the Company is empowered to undertake all activities related to its business objectives. The Company’s objects and purposes, as set forth in Clause 4, include carrying on the business of a holding company; carrying on the business in all its branches of generating, transmitting, distributing and supplying electricity and any other form of energy; and carrying on any other trade or business which is for the benefit of the Company and to do anything incidental or conducive to these objects in any part of the world

•	Limited Liability clause (Clause 5) – statement that the liability of the members is limited

•	Capital clause (Clause 6) – statement of the authorised share capital of the Company (the authorised share capital has been increased on several occasions and now stands at £1,500,000,000 comprising 3,000,000,000 ordinary shares of 50p each nominal value)

•	Association clause – statement that the subscribers to the Memorandum (who become the first members of the Company) wish to be formed into a company and to subscribe for the stated number of shares

Articles of Association

The Articles run to more than 160 clauses. Initial clauses include provisions dis-applying any statutory presumptions in relation to the Articles and extensive Definitions and Interpretation provisions. The substantive clauses cover the topics outlined below:

•	Share Capital (Articles 5 - 55)

In addition to the Capital clause contained in the Memorandum, the Articles contain provisions relating to share capital. They reiterate the authorised share capital and empower the Company to issue redeemable shares and shares with special rights. (No preference shares or redeemable shares are presently outstanding.) They allow for shares to be held in uncertificated form and for transfer of title of such shares to be effected by means of a relevant system. They set out the powers of directors in relation to shares held in uncertificated form.

Subject to the provisions of the Companies Act, and all other legislation currently in force and affecting companies thereunder, including the Company, whenever the share capital of the Company is divided into different classes of shares, the class rights of shares may only be varied or abrogated with either the consent of the holders of not less than three-quarters of the issued shares of the class, or with the sanction of an extraordinary resolution passed at a separate meeting of such holders, but not otherwise. The quorum for any such meeting shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the relevant class.

The Articles set out the circumstances for the alteration of capital. The Company may by ordinary resolution increase its share capital, consolidate shares into shares of increased nominal value, sub-divide shares into shares of smaller nominal value, and cancel any unissued shares. The directors are empowered to deal as they think fit with any fractional entitlements arising on consolidation or sub-division. Subject to statutory limitations, the Company may by special resolution purchase its own shares or reduce its share capital or share premium account.

The Articles grant to the directors powers of allotment, empowering them to allot, grant options over or otherwise dispose of all unissued shares in the Company. These powers are subject to the statutory requirements relating to authority and pre-emption rights. The directors may accept, prior to the registration of an allotment, the renunciation of the allotment by the allottee in favour of another person. The directors are not compelled to recognise any partial or future interest in shares but may recognise a trust as the holder of shares. They may also issue share warrants to bearer.

The Articles contain provisions concerning the issue of share certificates, setting out the right of members to receive a share certificate as well as the form and method of execution of the certificate. They contain provisions on the transfer of a part of a shareholding, the consolidation and sub-division of a shareholding, and the replacement of damaged certificates.

The directors are empowered under the Articles to make calls on the members in respect of any moneys unpaid on their shares by giving 14 days’ notice specifying the time and place of payment. The Articles include provisions relating to the liability of joint holders, the payment of interest on unpaid calls, and payments of calls in advance. They contain a procedure for forfeiture of shares in the event that any call remains unpaid. The Articles also grant the Company a first and paramount lien (the right to retain the property of a debtor) on all shares on which a call remains unpaid. They outline the procedure for the sale of shares following the enforcement of the lien.

The Articles set down the procedure for the transfer of shares, stating that transfer will be by way of an instrument (stock transfer form) executed by the transferor and transferee. They also provide for the transfer of uncertificated shares. The directors are empowered to suspend the registration of share transfers and close the register of members for a maximum of 30 days in any one year. The directors may also refuse to register any transfer if the shares being transferred are not fully paid or if the instrument of transfer is in respect of more than one class of share, is not duly stamped for stamp duty purposes, or is in favour of more than 4 joint transferees. In the event of refusal, the directors must give notice to the transferee within two months and must return the instrument of transfer. No fee may be charged by the Company in respect of the registration of an instrument of transfer or for making any other entry or change to the register of members. The Articles dictate the permitted time for destruction of documents in relation to share registration, and provide that every entry in the register of members will be presumed to have been made correctly.

The Articles contain provisions on the transmission of shares in the event of the death or insolvency of a member. They set out the categories of people to which the shares will be transmitted and the procedure for the shares to be transmitted to the appropriate person or another person nominated by them. The directors have the same rights to decline or suspend registration.

The Articles specify the powers of the directors in respect of the disclosure of interests in shares by the underlying holder, and outline the sanctions (including removal of voting and dividend rights) applicable in the event of a failure to comply with a disclosure request.

The Companies Act provides that a person, including a company and other legal entities, that acquires any interest of 3% or more of any class of the Company’s shares, including through American depositary receipts, comprised in the Company’s “relevant share capital” is required to notify the Company in writing of its interest within two business days following the day on which the obligation arises. Relevant share capital, for these purposes, means the Company’s issued share capital carrying the right to vote in all circumstances at a general meeting. After the 3% level is exceeded, similar notifications must be made where the interest falls below the 3% level or otherwise in respect of increases or decreases of a whole percentage point.

For purposes of the notification obligation, “interested” is construed as it is for purpose of Section 212 of the Companies Act. The interest of a person in shares means any kind of interest in shares including interests in any shares:

•	in which a spouse, or child or stepchild under the age of 18, is interested;

•	in which a corporate body is interested, which includes interests held by other corporate bodies over which that corporate body has effective voting power, and either (a) that corporate body or its directors generally act in accordance with that person’s directions or instructions or (b) that person controls one-third or more of the voting power of that corporate body; or

•	in which another party is interested and the person and that other party are parties to a “concert party” agreement. A concert party agreement is one which provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement, if any interest in our shares is in fact acquired by any of the parties pursuant to the agreement.

Certain non-material interests may be disregarded for the purposes of calculating the 3% threshold, but the obligation of disclosure will still apply where such interests exceed 10% or more of any class of our relevant share capital and to increases or decreases of a whole percentage point.

Failure to comply with the obligations described above, regarding disclosure of interests in shares, may result in criminal penalties.

The Articles provide for the Company to sell the shares of any untraced shareholders. In the event that a period of 12 years has elapsed during which time no dividend cheque has been cashed (and at least 3 dividends have been payable) nor communication received from the shareholder, the Company may place newspaper advertisements and advise the London Stock Exchange, and then, on the expiration of a further 3 months, sell the shares.

There are no limitations on voting and shareholding imposed by UK law or by the Company’s Articles on the right of non-residents or foreign persons to hold or vote ordinary shares or American depositary receipts, other than the limitations that would apply to all of the Company’s shareholders.

•	General Meetings (Articles 56 – 86)

The Articles require that an Annual General Meeting (“AGM”) be held once in every year, with a period of not more than 15 months between AGMs. All other general meetings shall be called Extraordinary General Meetings (“EGMs”). The directors are empowered to determine the place and time of AGMs and to convene EGMs; the members may also requisition the directors to convene an EGM.

In terms of the location of general meetings, the Articles contain provisions enabling meetings to be split over more than one site, with some members attending at a satellite meeting place. Provided that they may participate in the meeting, and hear and see, and be heard and seen by, the speakers at the principal meeting, the members may be counted in the quorum and be entitled to vote. The chairman may adjourn the meeting, if the facilities at the principal meeting or the satellite meeting place become inadequate. The directors may also make arrangements for shareholders to view and hear the proceedings and to speak at the meeting, but not to be regarded as present at the meeting (the directors may also make arrangements to control the level of attendance at such a venue). The directors may alter the time or place of a planned meeting after the notice of meeting has been issued but before the meeting has been held; in this situation, no new notice of meeting need be sent but the directors should place newspaper advertisements of the new arrangements.

The directors and the chairman may make arrangements for the security of any general meeting, including imposing restrictions such as requiring proof of identity or searching of personal property. Entry may be refused to any person refusing to comply with such requirements.

The Articles require notice of general meeting to be sent to all members (and appointed proxies), to each of the directors and to the auditors. In terms of the period of notice, 21 clear days’ notice is required for an AGM and an EGM at which a special resolution is to be proposed, and 14 clear days’ notice is required for any other EGM. Consent to short notice can be given by all members in the case of an AGM and by a majority in number of the members holding not less than 95% of the shares in the case of an EGM. The accidental omission to give notice or the non-receipt by a member shall not invalidate the proceedings of the meeting. The notice must specify the place, date and time of the meeting, the right to appoint a proxy, the nature of the meeting (annual or extraordinary), and the nature of any special business to be transacted. The Articles specify the business to be regarded as routine when transacted at an AGM; namely, declaring dividends, receiving the annual report, appointing auditors and setting their remuneration, and appointing directors. They also provide for members to requisition the directors to send notice of a members’ resolution to be moved at the meeting or a members’ statement in relation to a resolution.

The Articles state that the quorum for the transaction of business is 3 members, their proxies or corporate representatives. If a quorum is not present within 15 minutes of the start of the meeting, or if a quorum ceases to be present during the transaction of business, the meeting shall be adjourned to the same day, place and time in the following week; if a quorum is not present at the re-convened meeting, the meeting shall be dissolved. The Articles state that the chairman of the directors shall preside as chairman at the general meeting, and they provide a series of alternatives in the event that the chairman is unable to act.

The chairman may adjourn the meeting either with the consent of the meeting in any circumstance, or without the consent of the meeting in certain defined circumstances (such as unruly conduct). The place and time of the re-convened meeting is at the discretion of the chairman, however if the meeting is to be adjourned for 30 days or more, notice shall be sent 7 clear days before the meeting.

In terms of voting, the default position is that voting at general meeting will be by show of hands, although a poll can be demanded by the chairman or members. The Company’s practice in recent years has been to hold all votes by poll. In the case of an equality of votes, the chairman is entitled to cast the deciding vote. Subject to any special rights attaching to particular classes of shares, on a show of hands each member present shall have one vote and on a poll each member shall have one vote for each share held. The Articles also contain provisions concerning voting by joint shareholders, members under incapacity, and members with unpaid outstanding calls on shares. Objections to the admissibility of votes must be made in due time and must be directed to the chairman.

The Articles provide for members to attend meetings in person or by appointing a proxy or (in the case of a corporate member) a corporate representative. In terms of proxies, a proxy need not be a member and the Articles dictate the method of appointment (by written instrument or by electronic communication) and the timescale for delivery (48 hours before the time of the meeting). A proxy is not entitled to speak at the meeting, but may do so with the consent of the chairman. The Articles also provide for a corporate member to appoint a corporate representative and a person so appointed can exercise the full powers of the member.

•	Directors (Articles 87 – 105)

The Articles place limits of the number of directors, stating that there shall be not less than 4 and not more than 16 directors (these limits can be varied by ordinary resolution of the Company). There is no share qualification for directors and they need not be members of the Company.

The Articles state that directors’ fees shall not exceed in aggregate £250,000 (this may be increased by the Company by ordinary resolution). This figure refers only to base fees paid to non-executive directors; it does not include committee membership fees or remuneration paid to executive directors. The Articles empower separately the Company to pay remuneration to executive directors and fees to members of the committees. They also empower the Company to reimburse directors for expenses incurred in attending meetings and to make pension provision for the directors.

The Company’s remuneration committee, which consists solely of independent non-executive directors, has been delegated authority by the board of directors in order to determine remuneration policy for the Company, including the directors. The relationship between the board of directors and the remuneration committee is based on formal terms of reference which are available on the Company’s website. The terms of reference contain conflict of interest provisions to ensure that no directors are involved in any decision relating to their own remuneration.

The directors are empowered to purchase and maintain insurance for current and former directors, officers or employees of the Company or other undertaking, including insurance against liability incurred by such persons in respect of any act or omission in the execution of their duties.

Subject to statutory controls, the Articles state that directors may have interests in contracts with the Company. In addition, subject to agreement by the Company, directors may take up appointments as director of another company and may retain remuneration received as a result of the appointment.

The directors may appoint one or more of their number to executive office and may revoke the appointment at any time. The directors may also delegate any of their powers to any director(s) on such terms as they see fit.

In terms of the appointment of directors, directors may be appointed by ordinary resolution of the Company or the directors may by resolution make an appointment to fill a casual vacancy. A director appointed to fill a casual vacancy must stand for election by the members at the AGM following appointment. A member may also nominate a person to stand for election as a director by executing a notice in terms of the Articles.

The office of director shall be vacated in the following circumstances: resignation, statutory prohibition, insolvency, mental incapacity, absence of 6 months without consent, and notice signed by all co-directors. The Company may also remove a director by ordinary resolution of which special notice has been given.

The Articles also contain provisions for retirement by rotation which require that one third of directors retire and stand for re-election at each AGM. The directors to retire include any director who wishes to retire and not stand for re-election and thereafter the directors who have been longest in office since their last re-election.

There are no requirements for a director to retire at a certain age. The age of a director who has attained the age of 70 must be stated in the notice convening the general meeting at which he or she is proposed to be elected or re-elected.

Any director may, by notice executed by the director, appoint any other person (including another director) to act as their alternate and may terminate the appointment by the same method. In the situation where the person appointed is not an existing director, the appointment must be approved by the other directors.

•	Proceedings of Directors (Articles 106 – 116)

The Articles provide that, subject to other provisions, the directors may regulate their meetings as they see fit. Questions arising are to be determined by a majority of votes and, in the event of an equality of votes, the chairman is entitled to cast the deciding vote. A director may summon a meeting of directors at any time and notice must be sent to all directors (a director may notify a service address outside the UK). Meetings may be held by telephone conference. A director who is not present at a meeting of directors may authorise another director to vote on their behalf. The quorum for the transaction of business is two directors, or such other figure fixed by the directors.

The directors may elect a chairman, and one or more deputy chairmen, who shall preside at meetings of the directors. The Articles also contain provisions which apply in the absence of the chairman. The directors may delegate any of their powers to committees comprising one or more directors or co-opted persons.

A director who is materially interested in a contract or arrangement with the Company must declare the nature of this interest. In addition, the director shall not be counted in the quorum during the discussion of the contract and shall not vote in respect of the contract. However, subject to applicable law and in the absence of any other material interest, this restriction on voting does not apply to resolutions relating to (a) giving the director any guarantee, security or indemnity in respect of obligations incurred for the benefit of the Company; (b) giving a guarantee, security or indemnity to a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee; (c) a proposal to subscribe for or purchase shares, debentures or other securities of the Company following an offer to the public; (d) an offer for shares, debentures or other securities of the Company in which the director may be interested as a participant in the underwriting; (e) a contract or arrangement concerning any other company in which the director does not hold an interest of 1% or more of the issued shares of any class of the Company or of the voting rights available to its shareholders; (f) a contract or proposal for the benefit of employees which will provide the director with the same benefits as other employees; and (g) any insurance which the Company is empowered to purchase or maintain for the benefit of the directors or any group of persons, including directors.

•	Powers of Directors (Articles 117 – 123)

The Articles state that the directors shall manage the business and affairs of the Company and may exercise all the powers of the Company. They also outline specific powers in relation to the exercise of voting rights, the establishment of regional boards, the appointment of agents, the granting of powers of attorney, and the execution of cheques and related instruments by the Company.

The Articles include detailed provisions on the borrowing powers of directors. In general terms, they require that the aggregate principal amount outstanding does not exceed £8,000,000,000 without the prior sanction of the Company by ordinary resolution. They include extensive definitions of what is deemed to be included and excluded from the definition of moneys borrowed.

•	Secretary, Seals and Documents (Articles 124 – 128)

The directors are empowered to appoint the secretary on such terms as they see fit, and also to remove the secretary. They may also appoint one or more deputy or assistant secretaries. The Articles include provisions relating to the custody and use of the Company seal in the execution of documents. They provide for the authentication of documents by a director or secretary. They also state that the directors shall cause to be maintained a minute book and a register of directors and secretaries.

•	Dividends (Articles 129 – 141)

The Articles provide for the directors to declare and pay dividends, subject to the provisions of the Companies Act, if it appears to them that there are distributable profits available for that purpose. The Company may also declare dividends by ordinary resolution, but no dividend can be declared in excess of the amount recommended by the directors. The directors are empowered to pay dividends in a currency other than pounds sterling in order to operate the ADR programme (the method of calculating the amount payable and the exchange rate to be applied are outlined).

Payment of dividends may be by cheque or warrant made payable to the holder, by electronic funds transfer, or by such other method required in the case of an uncertificated shareholding. The Articles set out the method of posting dividend cheques to shareholders and discharge the Company from risk.

The Articles provide that dividend payments outstanding shall not bear interest. The directors may deduct from the dividend payable any amounts outstanding in respect on an unpaid call and may also retain the dividend payable if the Company has exercised its lien over the shares. Unclaimed dividends may be invested by the directors for the benefit of the Company until such time as they are claimed. In addition, the directors may resolve that dividends still unclaimed after 12 years be forfeited and returned to the Company. The Company is empowered to pay dividends in specie. Subject to the approval of the Company at AGM, the directors may also offer shareholders the opportunity to elect to receive in lieu of dividends an allotment of new shares, and the Articles set down the procedure for the payment of such scrip dividends.

•	Accounts and Auditors (Articles 143 – 147)

The Articles require the directors to keep accounting records, and to prepare annual accounts for delivery to members and laying before the Company in general meeting. They also set out the rights of auditors to attend general meetings and to receive notices sent to members.

•	Notices (Articles 148 – 155)

The Articles contain lengthy provisions relating to the form of notices required to be sent to members. The starting position is that notices must be in writing, although the Articles also include provision for electronic communications. They set out the required methods of service of notices to members and include provisions on the rights of joint holders, persons entitled due to transmission of shares, and untraced members.

•	Winding Up (Articles 156 – 158)

In the event of the liquidation of the Company, the balance of assets available for distribution, subject to any preferential or special rights attached to any other class of shares, shall be applied in repaying to the holders of ordinary shares the amounts paid up or credited as paid up on those shares, and any surplus assets will belong to the holders of ordinary shares in proportion to the numbers of ordinary shares held by them, having taken account of the amounts paid up or credited as paid up on those shares. A liquidator may, with the sanction of an extraordinary resolution of the shareholders or any other sanction required by the Insolvency Act 1986, divide among the shareholders the whole or any part of the assets of the Company.

•	Indemnity (Article 159)

This Article provides for directors and officers to be indemnified, to the extent permissible by law, by the Company against costs, charges and expenses incurred in the exercise of their duties and powers. It should be read along with the section on insurance under the heading of “Directors (Articles 87-105)” above.

•	ADR Depositaries (Articles 160 - 167)

The Articles include provisions which dictate the procedure which enables holders of American Depositary Receipts (ADRs) to vote at general meetings of the Company. The procedure includes the appointment ADR holders as proxies by the ADR Depositary and enables the Company to communicate directly with the ADR holders.

Further Information

A copy of the full Memorandum and Articles of Association, or more detailed advice regarding the application of the provisions of the Memorandum and Articles, can be obtained from the Secretary of the Company.